# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Methanex Corporation, CIK 0000886977
CUSIP: 59151K108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1800 Waterfront Centre, 200 Burrard Street, Vancouver, Canada (Federal Level) (Z4), V6C 3M1
Date of event which requires filing of this statement: 04/23/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000922898
Persons authorized to receive notices and communications: M&G Investment Management Ltd., 10 Fenchurch Avenue, London, United Kingdom (X0), EC3M 5AG, 44 (0) 207 548 6600

## Reporting persons
- M&G Investment Management Limited (CIK 0000922898): type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 12,756,931; shared voting power 0; sole dispositive power 12,756,931; shared dispositive power 0; aggregate amount beneficially owned 12,756,931 (18.92% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Methanex Corporation
Address of issuer's principal executive offices: 1800 Waterfront Centre, 200 Burrard Street, Vancouver, Canada (Federal Level) (Z4), V6C 3M1
Comment: This statement on Schedule 13D relates to the shares of common stock of Methanex Corp, a British Columbia corporation (the "Issuer"). The address of the principal executive offices is:

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by M&G Investment Management Limited, a company incorporated under the laws of England and Wales (the "Reporting Person").
Residence or business address: The address of the principal business office of the Reporting Person is 10 Fenchurch Avenue, London EC3M 5AG.
Present principal occupation or employment: The principal business of the Reporting Person is investing in securities.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a company incorporated under the laws of England and Wales.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for the purchase of the Common Stock came from the investment capital of MAGIM.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Person acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Person and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the "Board"), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, environmental, social and governance matters, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person reserve the right in the future to take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, governance or capitalization; acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Person' economic exposure with respect to their investment in the Issuer; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: M&G Investment Management Limited (MAGIM) own 12,756,931 shares of Common Stock, which represents approximately 18.92% of 67,395,212 outstanding shares of Common Stock of Methanex, as published by the Issuer on March 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: M&G Investment Management has sole voting and investment discretion with respect to the shares
Transactions in the class effected during the past sixty days:
The table below details all transactions on that were effected during the past sixty days, on behalf of the Reporting Person identified above.

Acquirer/Disposer Trade Date Transaction Type Amount of Shares Price Per Share Where/How Effected
M&G Investment Management Limited 04 April 2025 SELL 1,000 $27.61 Internal Transfer
M&G Investment Management Limited 04 April 2025 BUY 1,000 $27.61 Internal Transfer
M&G Investment Management Limited 07 April 2025 BUY 500 $26.84 Internal Transfer
M&G Investment Management Limited 07 April 2025 SELL 500 $26.84 Internal Transfer
M&G Investment Management Limited 10 April 2025 SELL 300 $28.16 Internal Transfer
M&G Investment Management Limited 10 April 2025 BUY 300 $28.16 Internal Transfer
M&G Investment Management Limited 11 April 2025 BUY 400 $27.45 Internal Transfer
M&G Investment Management Limited 11 April 2025 SELL 400 $27.45 Internal Transfer
M&G Investment Management Limited 14 April 2025 SELL 897 $27.45 Internal Transfer
M&G Investment Management Limited 14 April 2025 BUY 897 $27.45 Internal Transfer
Other persons with the right to receive dividends or sale proceeds:
Both M&G (Lux) Investment Funds 1 and M&G Global Dividend Fund, each a private investment vehicle, for which M&G Investment Management Limited serves as investment adviser, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Shares of the Issuer.
To the best knowledge of the reporting person, no person other than the reporting person and those identified above in this Schedule 13D have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned identified herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not Applicable.

## Signatures
- M&G Investment Management Limited: /s/ Tamara Postoj, Tamara Postoj, Regulatory Reporting Technical Manager (04/23/2025)